<u>Kevin Martino – President, Chief Executive Officer, Chief Financial Officer, and a Director</u>

Mr. Kevin Martino graduated from Loyola Marymount University with a Bachelor's Degree in Business Administration, majoring in Entrepreneurship. As a working college student, Kevin supplemented his theoretical knowledge by immersing himself in several business endeavors to gain practical insight into many different environments and industries. He has successfully lead various fast-paced departments including: operations, customer service, and sales at start-ups, mid-size, and enterprise-level companies including: Enterprise Rent-a-car, College Works Painting, Pro-Scan Partners, Intelliloan, and Gen 110. Kevin has been in sales for 10+ years with full proficiency in: B2C, B2B, phone, email, LinkedIn, outside/inside, and recruitment. Kevin's most recent experience in leadership is with CyberCoders, a tech focused recruitment agency. As an Executive (full-desk) Recruiter, he was responsible for: cold-prospecting/closing enterprise clients and respective candidates, contract negotiation, and ensuring client/candidate satisfaction. In this extremely crowded and competitive industry, Kevin has billed over $500,000 in recruitment fees. He is highly regarded by his clients and has constantly received referrals and repeat business. Kevin's passion is working with growing start-ups to develop teams along with company formation in its entirety.